Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:        theMaven, Inc.

Pre-Effective Amendment No. 1

Registration Statement on Form S-1

filed January 31, 2022

File No. 333-262111

Dear Messrs. Wiley and Shainess:

In response to our telephone conversations on February 2, 2022, below please find our responses to the items we discussed.

1.	With respect to the disclosure on page 1 of the Pre-Effective Amendment No. 1 of the Registration Statement on Form S-1 filed on January 31, 2022 (the “Registration Statement”) related to the unaudited financial results for the three and twelve months ended December 31, 2021, we propose the following revisions (with the revisions marked in tracked changes):

Recent Developments

Preliminary and Unaudited Financial Results for the Three and Twelve Months Ended December 31, 2021

The following tables are summaries of our preliminary and unaudited consolidated (i) statement of operations for the three and twelve months ended December 31, 2021; (ii) revenue by major category of revenue for the three and twelve months ended December 31, 2021; and (iii) cost of revenue by category for the three and twelve months ended December 31, 2021. These unaudited results are subject to completion of our customary year-end closing, review and audit procedures and are not a comprehensive statement of our financial results for the three and twelve months ended December 31, 2021. These unaudited financial results should not be viewed as a substitute for complete financial statements prepared in accordance with GAAP and they are not necessarily indicative of the results to be achieved in any future period. Accordingly, you should not place undue reliance on these unaudited financial results. The unaudited financial results included below have been prepared by and are the responsibility of our management. Marcum LLP (“Marcum”), our independent registered public accounting firm, have not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Marcum does not express an opinion or any other form of assurance with respect thereto.

	Three Months Ended December 31, 2021 (preliminary and unaudited)	Twelve Months Ended December 31, 2021 (preliminary and unaudited)
Revenue	$57,064,503	$185,000,004
Cost of revenue	27,484,434	111,462,484
Gross profit	29,580,069	73,537,520
Operating expenses
Selling and marketing	31,953,259	87,075,616
General and administrative	22,408,626	66,638,986
Depreciation and amortization	3,038,407	15,020,405
Total operating expenses	57,400,292	168,735,007
Loss from operations	(27,820,223)	(95,197,487)
Other (expense) income
Change in valuation of warrant derivative liabilities	(462,320)	34,492
Interest expense	(2,600,859)	(10,296,176)
Interest income	-	471
Liquidated damages	(480,307)	(2,677,922)
Gain upon debt extinguishment	-	5,716,697
Total other expense	(3,543,486)	(7,222,438)
Loss before income taxes	(31,363,709)	(102,419,925)
Income taxes	218,668	448,367
Net loss	$(31,145,041)	$(101,971,558)

Revenue by Major Category	Three Months Ended December 31, 2021 (unaudited)	Twelve Months Ended December 31, 2021 (unaudited)
Digital revenue
Digital advertising	$22,033,894	$61,429,971
Digital subscriptions	6,659,413	29,132,364
Other revenue	2,747,513	8,583,195
Total digital revenue	31,440,820	99,145,530
Print revenue
Print advertising	2,042,376	8,947,273
Print subscriptions	23,581,307	76,907,201
Total print revenue	25,623,683	85,854,474
Total revenue	$57,064,503	$185,000,004

Cost of Revenue by Category	Three Months Ended December 31, 2021 (unaudited)	Twelve Months Ended December 31, 2021 (unaudited)
Publisher Partner revenue share payments	$6,285,605	$22,043,444
Hosting, bandwidth, and software licensing fees	521,837	2,163,417
Fees paid for data analytics and to other outside services providers	761,385	2,883,405
Royalty fees	3,750,000	15,000,000
Content and editorial expenses	5,921,728	31,618,234
Printing, distribution and fulfillment costs	3,484,098	14,385,212
Amortization of our Platform	3,292,711	9,858,311
Stock-based compensation	1,861,739	6,791,447
Other cost of revenue	1,605,331	6,719,014
Total cost of revenue	$27,484,434	$111,462,484

2.	With respect to the disclosure on page 1 of the Registration Statement with respect to Stock Purchase Agreements, we propose the following revisions (with the revisions marked in tracked changes):

Stock Purchase Agreements

On January 24, 2022, after negotiations with certain of our current purchasers of previous securities issued by us (the “Investors”), we entered into several Stock Purchase Agreements with the Investors (collectively, the “Stock Purchase Agreements”), pursuant to which we agreed to issue an aggregate of 711,946 shares (15,662,325 pre-Reverse Stock Split shares) at a price equal to $13.86 ($0.63 pre-Reverse Stock Split) per share, which price was based on the volume-weighted average price of our common stock at the close of trading on the sixty (60) previous trading days, to the Investors in lieu of an aggregate of approximately $9.87 million owed in liquidated damages, which includes accrued but unpaid interest, for our failure to meet certain covenants in prior Registration Rights Agreements and related Securities Purchase Agreements with the Investors. By negotiating the Stock Purchase Agreements with the Investors, the per share price at which the shares of our common stock were issued pursuant to the Stock Purchase Agreements was higher than the assumed offering price of $12.76 ($0.58 pre-Reverse Stock Split). If, the price used to derive the number of shares of our common stock was the assumed offering price of $0.58, we would have been required to issue an aggregate of 773,328 shares (17,012,523 pre-Reverse Stock Split shares). We also agreed that we would prepare and file, as soon as reasonably practicable, a registration statement covering the resale of these shares of our common stock issued in lieu of payment of these liquidated damages in cash.

3.	With respect to your third matter regarding whether the Investor PowerPoint presentation(s) attached as Exhibit 99.2 to the Current Reports on Form 8-K, and the Form 8-K/A (collectively, the “Investor PowerPoint”) filed on January 31, 2022 and February 1, 2022, were prepared and filed in violation of Section 5(b)(1) of the Securities Act of 1933, as amended (the “Act”). The Company’s position is that they are not Free Writing Prospectuses (“FWP”), and no such violation occurred, as is more fully explained below:

The communications set forth in the Investor PowerPoint is an exempt communication from Section 5(b)(1) of the Act, and is excluded from the definition of FWP, because it is “a written communication used in reliance on Rule 163B … of the Act,” which was adopted by the Commission in 2019. See, 17 C.F.R. § 230.405 and 17 C.F.R. § 230.163B.

Specifically, Rule 163B exempts from both Section 5(b)(1) of the Act, and the definition of FWP, communications “made with potential investors that are, or that an issuer or person authorized to act on its behalf reasonably believes the party are: (1) Qualified institutional buyers, as defined in § 230.144A; or (2) Institutions that are accredited investors, as defined in §§ 230.501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13)” either prior to or following the filing of a registration statement, in order to determine whether such potential investors may have an interest in a contemplated securities offering. The Investor PowerPoint qualifies under Rule 163B because the Company, and its authorized representatives, intentionally targeted qualified institutional buyers (“QIB”) and institutions that are accredited investors (“IAI”) with its electronic meetings and presentations to potential investors where it utilized the Investor PowerPoint. Pursuant to the standard set forth in the Commission’s adopting release of Rule 163B, the Company had a reasonable belief as to the QIB and IAI status of its targeted investors. Release No. 33-10699, File No. S7-01-19; 84 FR 53011-01. In line with the SEC’s guidance in that release, the Issuer’s decision to use the Investor PowerPoint in its electronic communications with potential investors was a “method[  ] that [was] cost-effective but appropriate in light of the facts and circumstances of [its] contemplated offering and each potential investor.” Id.

Further, the Company decided to attach the Investor PowerPoint to its recently filed Form 8-K and Form 8-K/A, as amended, under Item 7.01 (Regulation FD) because, as a public reporting company currently listed on the OTCQX, it has had a historical pattern and practice of filing Current Reports on Form 8-K to attach the various PowerPoint presentations about the business of the Company that it has presented to third-parties in the past from time to time. In addition, the furnishing of the Investor PowerPoint as an exhibit to a Form 8-K under Item 7.01 is in line with the Commission’s guidance in its Rule 163B adopting release.

If the responses in 1 and 2 above are acceptable, we will include in the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1. We remain available to further discuss these items with you in an effort to resolve any remaining items and proceed with having the Registration Statement declared effective as soon as possible.

Very truly yours,

/s/ Baker & Hostetler LLP